TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Financial results

Consolidated vehicle unit sales in Japan and overseas increased by 313 thousand units, or 15.5%, to 2,326 thousand units in FY2024 first quarter (the first quarter ended June 30, 2023) compared with FY2023 first quarter (the first quarter ended June 30, 2022). Vehicle unit sales in Japan increased by 129 thousand units, or 32.0%, to 532 thousand units in FY2024 first quarter compared with FY2023 first quarter. Overseas vehicle unit sales increased by 184 thousand units, or 11.4%, to 1,794 thousand units in FY2024 first quarter compared with FY2023 first quarter.

The results of operations for FY2024 first quarter were as follows:

Sales revenues	¥10,546.8 billion	(an increase of ¥2,055.7 billion or 24.2% compared with FY2023 first quarter)

Operating income	¥1,120.9 billion	(an increase of ¥542.2 billion or 93.7% compared with FY2023 first quarter)

Income before income taxes	¥1,720.5 billion	(an increase of ¥698.8 billion or 68.4% compared with FY2023 first quarter)

Net income attributable to Toyota Motor Corporation	¥1,311.3 billion	(an increase of ¥574.5 billion or 78.0% compared with FY2023 first quarter)

The changes in operating income were as follows:

Marketing efforts	an increase of ¥600.0 billion

Effects of changes in exchange rates	an increase of ¥115.0 billion

Cost reduction efforts	a decrease of ¥155.0 billion

Increase or decrease in expenses and expense reduction efforts	a decrease of ¥70.0 billion

Other	an increase of ¥52.2 billion

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Segment operating results

(i)	Automotive:

Sales revenues for the automotive operations increased by ¥1,967.8 billion, or 25.5%, to ¥9,687.9 billion in FY2024 first quarter compared with FY2023 first quarter, and operating income increased by ¥496.3 billion, or 110.5%, to ¥945.6 billion in FY2024 first quarter compared with FY2023 first quarter. The increase in operating income was mainly due to marketing efforts.

(ii)	Financial services:

Sales revenues for the financial services operations increased by ¥123.0 billion, or 18.9%, to ¥775.1 billion in FY2024 first quarter compared with FY2023 first quarter, and operating income increased by ¥32.7 billion, or 28.6%, to ¥147.2 billion in FY2024 first quarter compared with FY2023 first quarter. The increase in operating income was mainly due to the recording of valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries in the United States.

(iii)	All other:

Sales revenues for all other businesses increased by ¥44.0 billion, or 16.8%, to ¥306.4 billion in FY2024 first quarter compared with FY2023 first quarter, and operating income increased by ¥21.8 billion, or 118.9%, to ¥40.2 billion in FY2024 first quarter compared with FY2023 first quarter.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Geographic information

(i)	Japan:

Sales revenues in Japan increased by ¥1,205.7 billion, or 30.9%, to ¥5,105.5 billion in FY2024 first quarter compared with FY2023 first quarter, and operating income increased by ¥365.1 billion, or 108.4%, to ¥701.9 billion in FY2024 first quarter compared with FY2023 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales, as well as the effects of changes in exchange rates.

(ii)	North America:

Sales revenues in North America increased by ¥742.1 billion, or 22.2%, to ¥4,092.0 billion in FY2024 first quarter compared with FY2023 first quarter, and operating income increased by ¥105.0 billion, or 719.6%, to ¥119.6 billion in FY2024 first quarter compared with FY2023 first quarter. The increase in operating income was mainly due to the recording of valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries in the United States, as well as increases in both production volume and vehicle unit sales.

(iii)	Europe:

Sales revenues in Europe increased by ¥326.0 billion, or 33.5%, to ¥1,299.0 billion in FY2024 first quarter compared with FY2023 first quarter, and operating income increased by ¥63.4 billion, or 323.7%, to ¥83.0 billion in FY2024 first quarter compared with FY2023 first quarter. The increase in operating income was mainly due to marketing efforts.

(iv)	Asia:

Sales revenues in Asia increased by ¥168.9 billion, or 9.4%, to ¥1,964.5 billion in FY2024 first quarter compared with FY2023 first quarter. However, operating income decreased by ¥26.5 billion, or 12.5%, to ¥186.2 billion in FY2024 first quarter compared with FY2023 first quarter. The decrease in operating income was mainly due to the effects of changes in exchange rates and the unfavorable impact of soaring materials prices.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by ¥195.9 billion, or 23.6%, to ¥1,024.6 billion in FY2024 first quarter compared with FY2023 first quarter, and operating income increased by ¥39.5 billion, or 86.3%, to ¥85.4 billion in FY2024 first quarter compared with FY2023 first quarter. The increase in operating income was mainly due to marketing efforts.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2023	June 30, 2023
Assets
Current assets
Cash and cash equivalents		7,516,966	7,906,447
Trade accounts and other receivables		3,586,130	3,579,181
Receivables related to financial services		8,279,806	9,244,379
Other financial assets		1,715,675	2,287,272
Inventories		4,255,614	4,671,910
Income tax receivable		218,704	245,936
Other current assets		886,885	1,008,874

Total current assets		26,459,781	28,943,999

Non-current assets
Investments accounted for using the equity method		5,227,345	5,143,351
Receivables related to financial services		16,491,045	18,213,507
Other financial assets		10,556,431	11,460,296
Property, plant and equipment
Land		1,426,370	1,446,910
Buildings		5,464,811	5,654,705
Machinery and equipment		14,796,619	15,591,572
Vehicles and equipment on operating leases		6,774,427	7,227,875
Construction in progress		846,866	852,978

Total property, plant and equipment, at cost		29,309,093	30,774,041

Less - Accumulated depreciation and impairment losses		(16,675,119)	(17,482,649)

Total property, plant and equipment, net		12,633,974	13,291,392

Right of use assets		491,368	516,601
Intangible assets		1,249,122	1,299,050
Deferred tax assets		387,427	434,307
Other non-current assets		806,687	828,706

Total non-current assets		47,843,399	51,187,209

Total assets		74,303,180	80,131,208

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2023	June 30, 2023
Liabilities
Current liabilities
Trade accounts and other payables		4,986,309	4,919,905
Short-term and current portion of long-term debt		12,305,639	13,777,028
Accrued expenses		1,552,345	1,710,575
Other financial liabilities		1,392,397	1,614,693
Income taxes payable		404,606	457,088
Liabilities for quality assurance		1,686,357	1,780,077
Other current liabilities		1,632,063	1,842,395

Total current liabilities		23,959,715	26,101,761

Non-current liabilities
Long-term debt		17,074,634	18,239,266
Other financial liabilities		533,710	638,120
Retirement benefit liabilities		1,065,508	1,106,614
Deferred tax liabilities		1,802,346	2,114,444
Other non-current liabilities		603,052	656,599

Total non-current liabilities		21,079,251	22,755,043

Total liabilities		45,038,967	48,856,804

Shareholders’ equity
Common stock		397,050	397,050
Additional paid-in capital		498,728	497,995
Retained earnings		28,343,296	29,279,685
Other components of equity		2,836,195	3,925,624
Treasury stock		(3,736,562)	(3,770,291)

Total Toyota Motor Corporation shareholders’ equity		28,338,706	30,330,063

Non-controlling interests		925,507	944,341

Total shareholders’ equity		29,264,213	31,274,404

Total liabilities and shareholders’ equity		74,303,180	80,131,208

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the first quarter ended June 30, 2022	For the first quarter ended June 30, 2023
Sales revenues
Sales of products	VIII	7,844,455	9,785,454
Financial services	VIII	646,661	761,377

Total sales revenues	VIII	8,491,116	10,546,831

Costs and expenses
Cost of products sold		6,700,127	8,040,979
Cost of financial services		399,840	442,948
Selling, general and administrative		812,494	942,003

Total costs and expenses		7,912,462	9,425,931

Operating income		578,655	1,120,900

Share of profit (loss) of investments accounted for using the equity method		171,069	193,356
Other finance income		125,793	190,127
Other finance costs		(19,362)	(23,339)
Foreign exchange gain (loss), net		183,259	246,776
Other income (loss), net		(17,667)	(7,267)

Income before income taxes		1,021,748	1,720,553

Income tax expense		263,496	393,663

Net income		758,253	1,326,890

Net income attributable to
Toyota Motor Corporation		736,820	1,311,372
Non-controlling interests		21,432	15,518

Net income		758,253	1,326,890

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	IX	53.65	96.74

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the first quarter ended June 30, 2022	For the first quarter ended June 30, 2023
Net income		758,253	1,326,890
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		41,613	375,035
Remeasurements of defined benefit plans		(3,528)	(3,074)
Share of other comprehensive income of equity method investees		(60,004)	60,922

Total of items that will not be reclassified to profit (loss)		(21,919)	432,883

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		918,143	760,182
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(87,260)	(7,604)
Share of other comprehensive income of equity method investees		121,095	41,536

Total of items that may be reclassified subsequently to profit (loss)		951,978	794,114

Total other comprehensive income, net of tax		930,059	1,226,997

Comprehensive income		1,688,311	2,553,887

Comprehensive income for the period attributable to
Toyota Motor Corporation		1,635,179	2,500,599
Non-controlling interests		53,132	53,288

Comprehensive income		1,688,311	2,553,887

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first quarter ended June 30, 2022

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2022		397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

Comprehensive income
Net income		—	—	736,820	—	—	736,820	21,432	758,253
Other comprehensive income, net of tax		—	—	—	898,359	—	898,359	31,699	930,059

Total comprehensive income		—	—	736,820	898,359	—	1,635,179	53,132	1,688,311

Transactions with owners and other
Dividends paid	VII	—	—	(385,792)	—	—	(385,792)	(25,187)	(410,979)
Repurchase of treasury stock		—	—	—	—	(121,311)	(121,311)	—	(121,311)
Reissuance of treasury stock		—	334	—	—	573	907	—	907
Equity transactions and other		—	(133)	—	—	—	(133)	(3,071)	(3,204)

Total transactions with owners and other		—	201	(385,792)	—	(120,739)	(506,330)	(28,258)	(534,588)

Reclassification to retained earnings		—	—	69,277	(69,277)	—	—	—	—

Balances at June 30, 2022		397,050	498,776	26,873,431	3,032,336	(3,426,775)	27,374,818	933,725	28,308,543

For the first quarter ended June 30, 2023
		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2023		397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

Comprehensive income
Net income		—	—	1,311,372	—	—	1,311,372	15,518	1,326,890
Other comprehensive income, net of tax		—	—	—	1,189,227	—	1,189,227	37,770	1,226,997

Total comprehensive income		—	—	1,311,372	1,189,227	—	2,500,599	53,288	2,553,887

Transactions with owners and other
Dividends paid	VII	—	—	(474,781)	—	—	(474,781)	(35,457)	(510,238)
Repurchase of treasury stock		—	—	—	—	(34,377)	(34,377)	—	(34,377)
Reissuance of treasury stock		—	263	—	—	649	911	—	911
Equity transactions and other		—	(995)	—	—	—	(995)	1,003	8

Total transactions with owners and other		—	(733)	(474,781)	—	(33,728)	(509,242)	(34,454)	(543,696)

Reclassification to retained earnings		—	—	99,799	(99,799)	—	—	—	—

Balances at June 30, 2023		397,050	497,995	29,279,685	3,925,624	(3,770,291)	30,330,063	944,341	31,274,404

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

		Yen in millions
	Notes	For the first quarter ended June 30, 2022	For the first quarter ended June 30, 2023
Cash flows from operating activities
Net income		758,253	1,326,890
Depreciation and amortization		503,366	505,809
Interest income and interest costs related to financial services, net		(178,125)	(174,594)
Share of profit (loss) of investments accounted for using the equity method		(171,069)	(193,356)
Income tax expense		263,496	393,663
Changes in operating assets and liabilities, and other		(286,225)	(802,363)
Interest received		309,518	488,866
Dividends received		338,516	445,938
Interest paid		(80,904)	(204,171)
Income taxes paid, net of refunds		(692,736)	(428,464)

Net cash provided by (used in) operating activities		764,087	1,358,218

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(374,083)	(458,706)
Additions to equipment leased to others		(458,483)	(636,023)
Proceeds from sales of fixed assets excluding equipment leased to others		16,925	8,165
Proceeds from sales of equipment leased to others		427,753	460,086
Additions to intangible assets		(71,861)	(80,030)
Additions to public and corporate bonds and stocks		(353,453)	(614,453)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds		282,823	755,711
Other, net	X	79,467	(551,805)

Net cash provided by (used in) investing activities		(450,912)	(1,117,054)

Cash flows from financing activities
Increase (decrease) in short-term debt		160,646	138,977
Proceeds from long-term debt		2,238,120	2,181,694
Payments of long-term debt		(1,940,196)	(1,869,180)
Dividends paid to Toyota Motor Corporation common shareholders	VII	(385,792)	(474,781)
Dividends paid to non-controlling interests		(25,187)	(35,457)
Reissuance (repurchase) of treasury stock		(121,311)	(34,377)
Other, net		—	268

Net cash provided by (used in) financing activities		(73,721)	(92,858)

Effect of exchange rate changes on cash and cash equivalents		331,904	241,175

Net increase (decrease) in cash and cash equivalents		571,357	389,481

Cash and cash equivalents at beginning of period		6,113,655	7,516,966

Cash and cash equivalents at end of period		6,685,012	7,906,447

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

I.	Reporting entity

Toyota Motor Corporation (“TMC”) is a limited liability, joint-stock company located in Japan, and TMC’s principal executive offices are registered in Toyota City, Aichi Prefecture. For the first quarter ended June 30, 2023, the condensed quarterly consolidated financial statements of the group consist of TMC, its consolidated subsidiaries (collectively, “Toyota”) and their interests in associates and joint ventures.

Toyota and its associates are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, SUVs, trucks and related parts and accessories throughout the world. In addition, Toyota and its associates provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its associates.

II.	Basis of preparation

1. Compliance with international financial reporting standards

Toyota’s condensed quarterly consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed quarterly consolidated financial statements should be read in conjunction with Toyota’s consolidated financial statements for the fiscal year ended March 31, 2023, since the condensed quarterly consolidated financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The condensed quarterly consolidated financial statements were approved on August 1, 2023 by the Board of Directors.

2. Basis of measurement

Toyota’s condensed quarterly consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans.

3. Functional currency and presentation currency

The condensed quarterly consolidated financial statements are presented in Japanese yen, which is the functional currency of TMC. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated. Amounts may not sum to totals due to rounding.

III.	Material accounting policies

Toyota’s condensed quarterly consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2023.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IV.	Significant accounting judgments and estimates

The preparation of the condensed quarterly consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates were revised and in any future periods affected.

The condensed quarterly consolidated financial statements are prepared based on generally the same judgments and estimations as those applied and described in Toyota’s consolidated financial statements for the fiscal year ended March 31, 2023.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

V.	Segment information

1. Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

2. Segment operating results

For the first quarter ended June 30, 2022:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	7,717,491	646,661	126,964	—	8,491,116
Inter-segment revenues and transfers	2,613	5,463	135,398	(143,473)	—

Total	7,720,104	652,124	262,361	(143,473)	8,491,116
Operating expenses	7,270,846	537,611	243,984	(139,978)	7,912,462

Operating income	449,258	114,513	18,377	(3,495)	578,655

For the first quarter ended June 30, 2023:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	9,669,784	761,377	115,670	—	10,546,831
Inter-segment revenues and transfers	18,160	13,803	190,773	(222,736)	—

Total	9,687,944	775,180	306,443	(222,736)	10,546,831
Operating expenses	8,742,306	627,887	266,217	(210,479)	9,425,931

Operating income	945,639	147,293	40,226	(12,256)	1,120,900

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Geographic information

For the first quarter ended June 30, 2022:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	1,909,042	3,262,851	923,768	1,576,341	819,115	—	8,491,116
Inter-segment revenues and transfers	1,990,725	87,053	49,272	219,323	9,607	(2,355,981)	—

Total	3,899,767	3,349,904	973,040	1,795,664	828,722	(2,355,981)	8,491,116
Operating expenses	3,563,003	3,335,305	953,427	1,582,936	782,887	(2,305,095)	7,912,462

Operating income	336,765	14,599	19,612	212,728	45,836	(50,886)	578,655

For the first quarter ended June 30, 2023:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,588,180	4,025,715	1,255,454	1,702,911	974,571	—	10,546,831
Inter-segment revenues and transfers	2,517,373	66,358	43,613	261,668	50,073	(2,939,086)	—

Total	5,105,553	4,092,074	1,299,067	1,964,579	1,024,644	(2,939,086)	10,546,831
Operating expenses	4,403,604	3,972,416	1,215,976	1,778,377	939,236	(2,883,679)	9,425,931

Operating income	701,949	119,658	83,090	186,202	85,408	(55,406)	1,120,900

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Sales revenues by location of external customers

In addition to the disclosure requirements under IFRS, Toyota discloses this information in order to provide financial statements users with valuable information.

	Yen in millions
	For the first quarter ended June 30,
	2022	2023
Japan	1,375,874	1,888,484
North America	3,274,863	4,031,922
Europe	872,707	1,225,994
Asia	1,612,365	1,786,939
Other	1,355,307	1,613,493

Total	8,491,116	10,546,831

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VI.	Fair value measurements

1. Definition of fair value hierarchy

In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Fair value measurement based on models using unobservable inputs for the assets or liabilities

2. Method of fair value measurement

The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods.

The methods and assumptions for measuring the fair value of assets and liabilities are as follows:

(1) Cash and cash equivalents -

Cash equivalents include money market funds and other investments with original maturities of three months or less. In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value due to their short duration.

(2) Trade accounts and other receivables and Trade accounts and other payables -

These receivables and payables are carried at amounts which approximate fair value due to their short duration.

(3) Receivables related to financial services -

The fair value of receivables related to financial services is estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.

As unobservable inputs are utilized, the fair value of receivables related to financial services is classified as Level 3.

(4) Other financial assets -

(Public and corporate bonds)

Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 30% and 70% (as of March 31, 2023) and 30% and 70% (as of June 30, 2023) of public and corporate bonds, respectively. Toyota primarily uses quoted market prices for identical assets to measure the fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(Stocks)

Listed stocks on the Japanese stock markets represent 86% (as of March 31, 2023) and 83% (as of June 30, 2023) of stocks that Toyota holds. Toyota primarily uses quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.

Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3.

Price book-value ratios (“PBR”) of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.

These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially.

The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.

(5) Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(6) Short-term and long-term debt -

The fair values of short-term and long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities (“Loans Based on Securitization”), are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts is classified as Level 2.

The fair values of the Loans Based on Securitization are primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In cases where these valuations utilize unobservable inputs, the fair value of the Loans Based on Securitization is classified as Level 3.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Financial instrument measured at fair value on recurring basis

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized at the date of the event or change in circumstances that caused the transfer:

	Yen in millions
	March 31, 2023
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	98,458	88,989	6,369	193,816
Stocks	—	—	168,214	168,214
Derivative financial instruments	—	610,340	—	610,340
Other	334,071	161,981	—	496,052

Total	432,529	861,310	174,583	1,468,422

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,976,333	2,405,823	26,963	6,409,119
Stocks	3,214,720	—	199,060	3,413,780
Other	7,838	—	—	7,838

Total	7,198,891	2,405,823	226,023	9,830,736

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(456,257)	—	(456,257)

Total	—	(456,257)	—	(456,257)

	Yen in millions
	June 30, 2023
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	102,482	97,328	7,643	207,453
Stocks	—	—	190,588	190,588
Derivative financial instruments	—	768,104	—	768,104
Other	369,701	195,988	—	565,689

Total	472,183	1,061,419	198,230	1,731,833

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	4,062,346	2,537,030	22,286	6,621,662
Stocks	3,751,908	—	174,718	3,926,626
Other	9,253	—	—	9,253

Total	7,823,507	2,537,030	197,004	10,557,540

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(654,248)	—	(654,248)

Total	—	(654,248)	—	(654,248)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Changes in financial instruments classified as level 3 and measured at fair value on recurring basis

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended June 30, 2022 and 2023:

	Yen in millions
	For the first quarter ended June 30, 2022
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	21,852	319,294	—	341,146
Total gains (losses)
Net income (loss)	(78)	15,594	—	15,516
Other comprehensive income (loss)	—	6,425	—	6,425
Purchases and issuances	—	4,008	—	4,008
Sales and settlements	(54)	(2,023)	—	(2,077)
Transfer to (from) Level 3	(327)	—	—	(327)
Others	2,509	16,627	—	19,136

Balance at end of period	23,902	359,925	—	383,828

	Yen in millions
	For the first quarter ended June 30, 2023
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	33,332	367,274	—	400,606
Total gains (losses)
Net income (loss)	(18)	14,356	—	14,338
Other comprehensive income (loss)	—	(4,457)	—	(4,457)
Purchases and issuances	—	3,042	—	3,042
Sales and settlements	(2,222)	(10,588)	—	(12,811)
Transfer to (from) Level 3	792	—	—	792
Others	(1,956)	(4,321)	—	(6,276)

Balance at end of period	29,928	365,306	—	395,234

Net income (loss) in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other finance costs” in the accompanying condensed quarterly consolidated statement of income. Transactions related to financial services are included in each of “Sales revenues - Financial services” and “Cost of financial services” in the condensed quarterly consolidated statement of income.

In the reconciliation table above, derivative financial instruments are presented as net of assets and liabilities.

“Others” includes foreign currency translation adjustments for the first quarter ended June 30, 2022 and 2023.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

5. Financial assets and liabilities measured at amortized cost

The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	March 31, 2023
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	24,770,851	—	—	24,741,916	24,741,916
Interest-bearing liabilities
Long-term debt (Including current portion)	24,333,981	—	18,598,205	5,149,410	23,747,616

	Yen in millions
	June 30, 2023
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	27,457,886	—	—	27,384,883	27,384,883
Interest-bearing liabilities
Long-term debt (Including current portion)	26,491,239	—	20,389,760	5,370,342	25,760,102

Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VII.	Dividends

The paid dividend amounts are as follows:

For the first quarter ended June 30, 2022

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 11, 2022	Common shares	385,792	28.00	March 31, 2022	May 27, 2022

For the first quarter ended June 30, 2023

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 10, 2023	Common shares	474,781	35.00	March 31, 2023	May 26, 2023

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VIII. Sales revenues

The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the first quarter ended June 30,
	2022	2023
Sales of products
Automotive
Vehicles	6,454,128	8,209,461
Parts and components for production	409,497	435,281
Parts and components for after service	656,271	734,442
Other	197,596	290,600

Total automotive	7,717,491	9,669,784
All other	126,964	115,670

Total sales of products	7,844,455	9,785,454
Financial services	646,661	761,377

Total sales revenues	8,491,116	10,546,831

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IX.	Earnings per share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the first quarter ended June 30, 2022
Net income attributable to Toyota Motor Corporation	736,820

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	736,820	13,732,569	53.65

For the first quarter ended June 30, 2023
Net income attributable to Toyota Motor Corporation	1,311,372

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	1,311,372	13,555,663	96.74

“Diluted earnings per share attributable to Toyota Motor Corporation” equals “Basic earnings per share attributable to Toyota Motor Corporation” for the first quarters ended June 30, 2022 and 2023, because there were no potential dilutive shares.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

X.	Supplemental cash flow information

“Other, net” in cash flows from investing activities includes a net decrease in time deposits of ¥219,625 million and a net increase in time deposits of ¥392,784 million for the first quarter ended June 30, 2022 and 2023, respectively.

XI.	Contingencies

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of June 30, 2023 is ¥3,681,112 million. Liabilities for guarantees totaling ¥16,338 million have been provided as of June 30, 2023. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

Toyota and other automakers have been named in certain class actions filed in Mexico, Australia, Israel and Brazil relating to Takata airbag issues. The actions in Israel and Brazil are being litigated. The actions in Mexico and Australia have been resolved.

Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. Toyota received an unfavorable judgment both in the primary court on April 7, 2022 and in the appeal court on March 27, 2023. The judgments included a finding that there was a perceived reduction in vehicle value of certain vehicle models. Toyota disagrees with the judgments and has filed an application for a further appeal. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In estimating the provision Toyota should record in the condensed quarterly consolidated financial statements as a result of the aforementioned judgments, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgments, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the Department of Justice (“DOJ”), and is cooperating with their investigations. Investigations by governmental authorities related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration or outcome of these matters at this time.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, as well as intellectual property litigation, and is subject to government investigations from time to time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.